UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 21, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

DMRC Corporation (now Digimarc Corporation)
File No. 001-34108 - CF# 22511

DMRC Corporation (now Digimarc Corporation) submitted an application under Rule 24b-2 requesting a grant of confidential treatment for the information it excluded from the Exhibit to a Form 10 filed on June 23, 2008, as amended.

Based on representations by DMRC Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits, as amended, will not be released to the public for the time periods specified:

Exhibit 10.3   until October 1, 2012
Exhibit 10.4   until December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Legal Branch Chief